                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G

                                (RULE 13D-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*



                    Capitol American Financial Corporation
       ________________________________________________________________
                               (Name of Issuer)


                        Common Stock, without par value
       ________________________________________________________________
                        (Title of Class of Securities)


                                  140 55J 103
                 --------------------------------------------
                                (CUSIP Number)
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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 2 of 6 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 00754U101                   13G                PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Hersehey Family Foundation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
         Not Applicable.                                        (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
        United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,310,371 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,310,371 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                1,310,371 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]

                X
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
               7.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

              CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 6 Pages
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Item 1.
-------

  (a) The issuer is Capitol American Financial Corporation, an Ohio corporation (the "Company").

  (b) The Company's principal executive offices are located at 1001 Lakeside Avenue, Cleveland, Ohio 44114.

Item 2.
-------

  (a)  The person filing this statement is The Hershey Family Foundation.

  (b) The address of the Foundation is c/o Barry Hershey, 381 Garfield Road, Concord, Massachusetts 01742.

  (c)  Mr. Hershey is a U.S. citizen.

  (d) The class of securities to which this Schedule 13(G) relates is Common Shares, without par value, of the Company (the "Common Shares").

  (e)  The CUSIP number of the Common Shares if 140 55J 103.

Item 3.
-------

  Not applicable.

Item 4. Ownership.
------------------

  (a) As of December 31, 1996, the Foundation beneficially owned 1,310,371 Common Shares. The Trustees or the Foundation are Barry Hershey and Connie Hershey. Barry Hershey beneficially owned an additional 4,545,572 Common Shares which are separately reported on Mr. Hershey's Schedule 13G. Connie Hershey, Mr. Hershey's wife, beneficially owned an additional 1,885,000 Common Shares which are separately reported on Mrs. Hershey's Schedule 13G. Mr. Hershey and Mrs. Hershey each disclaim beneficial ownership of the shares owned by the other.

                               Page 4 of 6 Pages
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  (b) The Common Shares beneficially owned by the Foundation represented approximately 7.5% of the outstanding Common Shares as of December 31, 1996, based on 17,507,190 Common Shares outstanding.

  (c) The Foundation has the sole power to vote and to dispose of 1,310,371 Common Shares.

Item 5.  Ownership of 5% or Less of a Class.
--------------------------------------------

  Not applicable

Item 6.  Ownership of More than 5% on Behalf of Another Person.
--------------------------------------------------------------

  Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------------------------------------------------------------------------------

Security Being    Reported On By the Parent Holding Company.
---------------  ------------------------------------------

  Not applicable.

Item 8.  Identification and Classification of Members of the Group.
------------------------------------------------------------------

  Not applicable.

Item 9.  Notice of Dissolution of Group.
---------------------------------------

  Not applicable.

Item 10.  Certification.
-----------------------

  Not applicable.

                               Page 5 of 6 Pages
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  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      The Hershey Family Foundation


                                      By: /s/ Barry Hershey
                                         ____________________________
                                         Barry Hershey


Date: February 27, 1997


                               Page 6 of 6 Pages